

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via E-Mail</u>
Darin Myman
Chief Executive Officer
Wally World Media, Inc.
200 Centennial Avenue, Suite 200
Piscataway, New Jersey, 08854

>   **Re: Wally World Media, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 26, 2012**
>   **File No. 333-185694**

Dear Mr. Myman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please revise throughout to avoid claims that the technology you propose to develop will achieve specific results. Rather, you should describe desired product characteristics as objectives you may not be able to achieve. For example, please revise the following:

- "Through the chip-in feature, users will be able to offer a service for a specific fee, allowing others to combine their offers in order to provide the advertised fee," on page 19; and
- "Party Crowd will receive five (5) percent of the transactions completed on its servers," on page 20.

3.   Please revise throughout to fully clarify that the proposed platforms are not yet operational.   Also, please describe the nature and extent of the platform development that has occurred to date. For example, please revise or provide support for the following:

- "Through 'YouPop', our social media website, the Company facilitates transactions between buyers and sellers of micro-services by pooling together the needs and products of these users and providing a platform for negotiation and completion of these transactions" on page 16; and
- "YouPop allows users to crowd source and create personalized content to 'share' with their friends and colleagues," on page 17.

4.   We note that certain graphics appear on the inside of the prospectus. Please note that graphic presentations should accurately represent your current business. For example, it is not appropriate to depict an Internet website or platform that does not yet exist. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

5.   Certain graphics included on the inside of the prospectus are difficult to discern. Please revise to ensure that any graphics used are fully legible.

6.   Please tell us whether the user profiles in the graphics are actual platform users. Similarly, please also tell us whether the groups and offering are authentic.

Facing Sheet

7.   You describe a delayed or continuous offering. However you have not checked the box indicating that the offering will be conducted pursuant to Rule 415. Please revise.

Prospectus Cover Page

8.   State the number of offered shares that are outstanding. To the extent any of the offered shares are not yet outstanding tell us the number of shares to be issued, identify the prospective shareholder(s), describe the rights and obligations of the parties with respect to the share issuance(s), discuss the timing of the issuance(s), and provide the underlying agreement(s) relating thereto. We note the disclosure on page 12, which indicates that all of the offered shares are outstanding and are held by the selling shareholders you identify.

Prospectus Summary

9.   You employ terms such as "crowdsourcing," and "micro-service." Please revise to include reasonably detailed descriptions of what you mean in using these terms and consider using a short descriptive phrase with each use of such a term throughout the prospectus so that the text will be more readily accessible to potential investors. Please refer to Rule 421(d) of Regulation C.

10.   Please provide a brief disclosure of the proposed monetization structure for each platform.

Risk Factors

General

11.   As appropriate throughout the risk factor section, provide quantitative information that will enable investors to evaluate the scope of the risk presented. For example, in the third risk factor on page 4, indicate the minimum dollar amount of funds that are needed to fund your planned operations for a period of one year.

12.   Certain risk factors appear to detract from the presentation of risks presented by current business conditions. The risk factors should generally be tailored to the development stage of your current activities. For example, on page 4, it appears premature to discuss whether your website will gain market acceptance, or whether you will be required to upgrade your services, when the development of the underlying website is in its nascent stages. In such circumstances the uncertainty as to whether the website will be developed to an operational state that will be used by customers appears to be more pertinent to current conditions.

13.   Please revise the captions of your risk factors so that each heading concisely expresses the material risk to the company or investors that is posed by the condition or uncertainty that you identify in the caption and discuss in the body of the related risk factor. For example, please rephrase the heading of the third risk factor on page 4, so as to ensure that the heading expresses a risk, rather than a business need. Also, avoid generic conclusions such as "could harm our business" and replace them with descriptions of resulting risks that are more closely tailored to the conditions or uncertainties cited.

We Need Additional Capital to Develop Our Business, page 4

14.   Please revise this risk factor to inform investors of the minimum period of time that the company's existing capital resources will fund your current business plan. Please also state that the terms of any additional capital formation may be disadvantageous to investors in the current offering.

If Our Websites and Social Networks Fail to Gain Market Acceptance…, page 4

15.   You state that all of your advertising revenue is dependent on independent third parties. Please revise the heading and caption to fully clarify that the platforms are not yet operational, and that you have not yet generated revenue.

We May Incur Significant Costs to be a Public Company…, page 5

16.   Please revise to more specifically alert investors as to how you would be impacted by the Sarbanes-Oxley Act. In particular, the risk factor should discuss exemptions for smaller reporting companies as well as Emerging Growth Companies. For example, as a smaller reporting company you will not be required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company. In the context of this discussion, the risks associated with these exemptions should be disclosed.

17.   Revise your reference to a "public company" status to convey to investors that you will have limited reporting duties, compared to fully reporting companies. Also, revise to clarify that upon effectiveness of the registration statement, pursuant to Section 15(d) of the Securities Exchange Act, you will be required to file periodic reports with the Commission. The estimated minimum annual expenses associated with the preparation of these periodic reports should be stated in quantitative terms. Under a separately captioned risk factor, please incorporate a discussion regarding the risks to investors of investing in a Section 15(d) reporting company. For example, investors in Section 15(d) companies do not have the protections of: proxy rules, Section 16 short swing profit requirements, beneficial ownership reporting, institutional investment manager reporting rules, and third party tender offer rules. In another risk factor address the possibility that your reporting obligations under Section 15(d) may be suspended due to the limited number of shareholders, and alert potential investors to the adverse consequences of the suspension of such reporting duties.

Our Future Success is Dependent…, page 6

18.   We note that on page 26, you indicate that Mr. Myman is your sole director. Please revise the caption to reflect that Mr. Myman is currently your sole director. Please also revise references to the company's board of directors throughout the prospectus to uniformly refer to its sole director in that term. Disclose whether you have employment and post-employment, non-competition agreements with Messrs. Myman and Wasserman, as well as whether you have confidentiality agreement with them.

19.   Please fully clarify the nature of your dependency upon Messrs. Myman and Wasserman, and as applicable, any corresponding risks.

Our Key Personnel May Provide…, page 6

20.   You state that Messrs. Myman and Wasserman, intend to devote a minimum of twenty hours per week to the company.   Please revise the heading to indicate that your key personnel may not provide more than 20 hours of time per week to your business.

If we are not able to implement the requirements of Section 404…, page 9

21.   Please disclose that you have not evaluated the effectiveness of your internal controls over financial reporting, or the effectiveness of your disclosure controls and procedures, and that you will not be required to evaluate your internal controls over financial reporting, or disclose the results of such evaluation, until the filing of your second annual report. Please also discuss resultant risks to investors.

Other

22.   Please tell us whether you are considering including, if applicable, a risk factor that fully discloses that you have not yet developed the YouPop or Party Crowd platforms.

23.   Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

24.   Exhibit 10.3, provides that CFO OnCall, Inc., does not undertake to, and will not, provide any assurance on the financial statements they assemble in connection with their services. Please tell us whether you have considered including a risk factor that would disclose to investors whether these limitations on the scope of CFO OnCall, Inc.'s activities pose any material risks to investors.

Selling Security Holders, page 12

25.   You state that Alpha Capital was issued 3,000,000 shares, however, on page 13 you state that Alpha Capital Anstalt owns 3,325,000 shares prior to the offering. Please clarify whether Alpha Capital acquired 325,000 shares in the December 2012 offering you conducted in reliance upon Regulation D.

26.   The table indicates that Anslow and Jaclin, LLP, own 128,000 shares prior to the offering; however, on page 16 you state that Anslow & Jaclin, LLP, and its associates,

received an aggregate of 160,000 shares of common stock that are being registered in this Registration Statement. Please reconcile.

27. We note that Anslow and Jaclin, LLP, and Nicoletti and Harris, Inc., intend to resell shares. With respect to the shares to be offered for resale by these security holders, please disclose the natural person or persons who exercise the sole or shared voting and dispositive powers over those shares.

28. You state that to your best knowledge, none of the selling security holders are broker-dealers or affiliates of broker-dealers. Please revise to provide an unqualified statement regarding the status of any of the selling security holders as broker-dealers, or affiliates of broker-dealers.

Description of Business

Our Business, page 17

29. You state that you will hold cash payments provided to fund services sought until the work is completed and uploaded to YouPop for review and acceptance. Please disclose whether any state escrow or money transmitter laws (e.g., Uniform Money Services Act) may be implicated as a result of holding and transmitting user funds. Please also discuss the financial implications that may result from being required to be licensed under these laws, such as licensing costs and bonding requirements.

30. You state, in the context of the description of the Party Crowd platform, that when a person donates money, their credit card is charged their donation plus a service fee of up to 15%. However, on page 20, you state that Party Crowd will receive five (5) percent of the transactions completed on its server. Please reconcile.

Crowdsourcing, page 19

31. You state that "crowdsourcing can provide users with [a] secure and safe platform to make and accept offers." Please provide substantiation for this statement. As appropriate, expand to clarify that you are seeking to develop a website that has such functionality.

32. You state that a dance group has posted a job offering. Similarly, we note the statement that the identified dance group has organized several flash mobs for people on YouPop in the past. In light of the fact that the website platform does not yet appear operational, please explain how this statement is accurate, or revise the text to ensure that examples of desired functionality are described appropriately.

Competition, page 20

33.   You provide a general overview of crowdsourcing; however, this discussion fails to provide sufficient specificity. Please disclose with specificity the state of competition in your industry.

34.   Please expand the disclosure regarding how the Party Crowd platform differs from existing Internet-based event invitation websites.

Other

35.   Please also tell us whether you have implemented any mechanisms to prevent, or limit, unlawful transactions or acts, from occurring on or through the platform. Please also tell us whether you could incur liability for such conduct or acts.

Notes to Financial Statements

Note 6. Subsequent Events, page F-12

36.   Revise the filing to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

37.   Please expand this section of the registration statement to provide additional specificity with regard to the operational and financial history of the company. For example, please explain the nature of any compensation and professional expenses incurred, and how expenses for the completed period compare to the current rate at which compensation expenses are being incurred.

Plan of Operations, page 22

38.   Please expand your disclosure to express fully and clearly what remains to be accomplished in order for the company to begin to generate net income.

Liquidity and Capital Resources, page 24

39.   You state that your currently available cash will not be sufficient to satisfy your cash requirements under the present operating expectations, without further financing, for the

next twelve months. Revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year. Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company's financial condition and the likelihood you will be able to pursue your business plan.

Our Business Plan Within 12 Months is Outlined Below, page 25

40.   Please provide a more detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete the YouPop website and when you expect to begin generating revenue. Describe the individual stages required to implement your business plan and include the amount of funds required to complete each stage.

Darin Myman, Chief Executive Officer and Director, page 26

41.   Please revise the description relating to Mr. Myman's professional background, to provide a chronologically complete history of prior employment for a period of not less than five years. See Item 401(e) of Regulation S-K. The current disclosures fail to indicate when Mr. Myman served as CEO and director for PeopleString. Further, we note that on page 6, you indicate that Mr. Myman is currently CEO of PeopleString, while the disclosure identified earlier in this comment, states that he served as CEO. Please reconcile.

Other

42.   Please identify each promoter, as that term is defined in Rule 405, and ensure that you include all disclosures required of such persons. Please refer to Item 401(g) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Related Persons, page 29

43.   You state that you paid $35,000 to Mr. Robb Knie, for the purchase of certain intellectual properties, including trademarks. Please tell us whether this includes trademarks for the platforms names (i.e., YouPop, and Party Crowd), and if so, please tell us when ownership changes were recorded with the United States Patent and Trademark Office.

44.   On page 12, you state that the shares offered for resale include certain shares issued to founders for services rendered. Please fully clarify in this section how many shares were issued, to whom they were issued, and when the services were performed and the shares

were issued. Please ensure that your revised disclosure is fully responsive to Item 404 of Regulation S-K.

Item 12A. Disclosure of Commission Position on Indemnification…, page 29

45.   Please expand this section to summarize the circumstances in which Article V of the bylaws permits or requires indemnification of officers and directors. Please also describe applicable provisions of the Nevada corporate code and the interaction of the statutory provision relating to indemnification and the bylaw provision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document that display changes within paragraphs, are particularly helpful to the review process.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc:	Via E-Mail
	Gregg E. Jaclin, Esq., Anslow & Jaclin, LLP